                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                   SINGLE SOURCE ELECTRONIC TRANSACTIONS INC.
                   ------------------------------------------
                 (Name of Small Business Issuer in its charter)

           NEVADA                                                88-0392045
           ------                                                ----------
(State or other jurisdiction of                               (I.R.S. Employer
 incorporation or organization)                              Identification No.)

                                11242 PLAYA COURT
                          CULVER CITY, CALIFORNIA 90230
                          -----------------------------
              (Address of principal executive offices and Zip Code)

                    Issuer's Telephone Number: (888) 262-1600


           Securities to be registered under Section 12(b) of the Act:

Title of each class                                 Name of exchange on which
to be so registered                               each class is to be registered
      NONE                                                 NOT APPLICABLE

           Securities to be registered under Section 12(g) of the Act:

                         COMMON STOCK, $0.001 PAR VALUE
                                (Title of Class)

EXPLANATORY NOTE: AT OR ABOUT THE TIME THAT THIS FORM 10-SB (THE "REGISTRATION STATEMENT") BECOMES EFFECTIVE, ALL OF THE OUTSTANDING SHARES OF SINGLE SOURCE ELECTRONIC TRANSACTIONS INC. (THE "COMPANY" OR "REGISTRANT") ARE BEING DISTRIBUTED BY BIO SOLUTIONS MANUFACTURING, INC. (FORMERLY SINGLE SOURCE FINANCIAL SERVICES CORPORATION) TO ITS SHAREHOLDERS ON A PRO RATA BASIS AS A DIVIDEND (THE "DISTRIBUTION"). THE COMPANY IS VOLUNTARILY FILING THIS REGISTRATION STATEMENT IN ORDER TO (I) COMPLY WITH REQUIREMENTS OF THE SECURITIES AND EXCHANGE COMMISSION (UNDER STAFF LEGAL BULLETIN NO. 4) WITH RESPECT TO THE DISTRIBUTION AND (II) ALLOW ITS SECURITIES TO BE QUOTED ON THE OTC BULLETIN BOARD. UNLESS OTHERWISE INDICATED, ALL INFORMATION CONTAINED IN THIS REGISTRATION STATEMENT ASSUMES COMPLETION OF THE DISTRIBUTION AND IS PRESENTED AS OF THE DATE OF THAT COMPLETION. AS A RESULT OF THE FILING OF THIS REGISTRATION STATEMENT, THE COMPANY WILL BE OBLIGATED TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION CERTAIN PERIODIC REPORTS, INCLUDING AN ANNUAL REPORT CONTAINING AUDITED FINANCIAL STATEMENTS. THE COMPANY HAS ELECTED TO FOLLOW DISCLOSURE ALTERNATIVE 2 IN THE PREPARATION OF THIS REGISTRATION STATEMENT.


                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

                                     PART I

ITEM 6.  DESCRIPTION OF BUSINESS.

         THIS REGISTRATION STATEMENT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933 AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. AS A RESULT OF CERTAIN FACTORS DESCRIBED BELOW AND ELSEWHERE IN THIS REGISTRATION STATEMENT, AS WELL AS OTHER FACTORS, ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN THOSE FORWARD-LOOKING STATEMENTS.

         GENERAL. The Company was formed in Nevada on January 5, 1998 and began operations selling and leasing electronic transaction equipment to merchants and operating as an independent sales organization ("ISO") providing merchants with access to certain credit card networks that would allow them to accept designated credit, debit and charge cards from their customers. In November 2000, the Company was acquired by Single Source Financial Services Corporation (now named Bio Solutions Manufacturing, Inc.) ("Parent") in exchange for 10,012,500 shares of Parent's common stock. In the third quarter of 2001, a dispute arose between Parent and a former owner of the Company which resulted in a settlement where over 90% of the Company's residual income stream was transferred back to that former owner. Following that settlement, Parent continued to finance the Company's ongoing operations and invested additional money in the Company in an attempt to develop new business and generate a new revenue stream by acquiring new merchant accounts. Those attempts, however, proved unsuccessful, and Parent reduced the Company's operations to a minimum level in April 2002. In March 2004, Parent completed a transaction with Bio-Solutions Manufacturing, Inc. (the "Bio-Solutions Transaction") pursuant to which, among other things, it was agreed that (i) all of the outstanding shares of two other non-operational subsidiaries of Parent (SSFS Merchant Services, Inc. and CardReady of New York, Inc.) would be transferred to the Company, resulting in those entities becoming wholly-owned subsidiaries of the Company and (ii) all of the Company's outstanding shares would be distributed by Parent to its shareholders on a pro rata basis as a dividend (the "Share Dividend"). The Company has completed the acquisition of SSFS Merchant Services, Inc. ("SSFSM") and CardReady of New York, Inc. ("CRNY"), and it is anticipated that the Share Dividend will be completed at or about the time that this Form 10-SB Registration Statement becomes effective.

         As described below, the Company is currently in the process of restarting its operations. There can be no assurance that the Company will be successful in that regard or that it can achieve any material sales or profitability. The Company's executive offices are currently located at 11242 Playa Court, Culver City, California 90230; telephone: (888) 262-1600.

         THE EXISTING AND PROPOSED BUSINESSES.

         EXISTING BUSINESS. The Company currently receives nominal revenues from the residual income stream generated by its prior operations. The Company does, however, continue to maintain a Merchant Service Provider agreement with NOVA Systems (a subsidiary of US Bank), which allows the Company to place merchants with NOVA Systems for credit card processing services. The Company currently has some merchants processing with NOVA Systems, for which the Company receives a small residual payment. The Company currently intends to keep the NOVA Systems agreement in effect.

         PROPOSED BUSINESSES. By itself or through SSFSM and/or CRNY (which currently have no business operations), the Company may acquire one or more operating companies that will provide revenue and income and complement the Company's other then-existing operations. Such acquisitions could involve various types of businesses, including those that provide electronic transaction processing services to the credit card industry While the Company has identified a number of possible transactions, it is only in the very early stages of discussions with potential acquisition candidates. As a result, there can be no guarantee that any of the current discussions will result in completed transactions any time in the foreseeable future, if at all.

         GOVERNMENTAL REGULATION. Although electronic transaction processing is regulated through the banking industry, those types of operations are not currently regulated by any governmental entity and the Company is not aware of any current attempts to impose governmental regulation on those operations.

         COMPETITION. The market for the credit card processing services is highly competitive and is expected to remain that way for the foreseeable future. The level of competition has increased in recent years, and other providers of processing services have established a sizable market share in the small merchant processing sector. It is expected that most of the Company's competitors will enjoy substantial competitive advantages, including greater name recognition, larger customer bases and substantially greater financial, marketing, technical and other resources. If the Company does not compete effectively, or if it experiences any pricing pressures or loss of market share resulting from increased competition, its business will be adversely affected.

         PERSONNEL. Because the Company has only minimal operations at this time, it currently has no employees. Two persons currently provide services to the Company on a part-time basis without compensation (one as the Company's sole officer; the other as the Company's bookkeeper). It is anticipated that the Company will hire employees and/or engage third party contractors as the need arises

         PLAN OF OPERATION. As described above, the Company's operations have been at a minimal level since April, 2002. At this time, the Company has only a small amount of residual income (approximately $1,000 per year) from its prior operations. See "Item 6. Description of Business" above. The Company also has material assets in the form of an approximately $214,000 loan receivable from CardReady International, Inc. (the "CardReady Loan") and an approximately $100,000 loan receivable from CashReady, LLC (the "CashReady Loan"), the repayment of which can be used to fund current and future operations.

         Because the Company has just begun to restart its business, it does not anticipate meaningful revenues from operations prior to the fourth quarter of 2004, if at all. Currently, the Company is relying on loans from the Company's officers and directors and their family members and affiliated entities, and payments on the CardReady Loan and CashReady Loan to fund its operations. At this time, the Company expects that it will need to raise at least $50,000 through debt or equity financing over the next twelve months in order to pay for the preparation and filing of this Form 10-SB Registration Statement and required periodic reports with the Securities and Exchange Commission that will allow the Company's Common Stock to become and remain publicly traded. The Company's ability to continue as a going concern may also depend upon its ability to raise additional capital from time to time until the Company can generate revenues from its operations which exceed the costs associated with operating the Company. There is no guarantee that such capital will be available on terms favorable to the Company or its shareholders, if at all. If funds are not available when needed, the Company may be required to curtail its operations, which could have a material adverse effect on the Company's business, operating results and financial condition.

         ITEM 7.  DESCRIPTION OF PROPERTY.

         The Company currently uses the offices of CardReady International, Inc. ("CardReady") for its executive offices. That space is provided free of charge. When necessary, the Company will lease separate space for its offices. The officers and directors of CardReady include Harry L. Wilson (Chief Financial Officer), Arnold F. Sock (Vice President and General Counsel) and Brandon Becker (a director). Mr. Wilson and Mr. Sock are officers and/or directors of the Company and Mr. Becker is the son of Pamela Becker (a Company director). See "Item 8. Directors, Executive Officers and Significant Employees" below.

ITEM 8. DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES.

         Set forth below is information regarding the directors and executive officers of the Company. The Company has no employees and there are currently no other persons under consideration to become directors or executive officers of the Company.

                NAME                AGE                   POSITION
                ----                ---                   --------

         Arnold F. Sock             50           President, Secretary, Treasurer
                                                       and a Director

         Harry L. Wilson            60                    Director

         Arlene Rosenblatt          69                    Director

         Pamela Becker              59                    Director

         Baki Arbia                 53                    Director

         ARNOLD F. SOCK was elected a director of the Company in November 2000. He also became its Secretary and Treasurer in November 2000 and its President in August 2001. Mr. Sock was a director of Parent, a publicly traded company, from July 2000 until March 2004, and was Parent's President from September 2000 until March 2004. Mr. Sock is currently a Vice President and General Counsel of CardReady (which provides credit card processing services) and General Counsel to CashReady, LLC ("CashReady"), a privately held lender licensed under the California Finance Lenders Law. Prior to becoming President of Parent, Mr. Sock was a director and President of Internet Business International, Inc., also a publicly traded company, from November 1998 through August 1999. Prior to that time, Mr. Sock was Director of Operations for Commercial Ventures, Inc., a real estate investment company from September 1997 to September 1998. During the four years prior to that, Mr. Sock provided business consulting services to a wide variety of businesses. Mr. Sock holds an Associate in Science degree in Business Administration and a Bachelor of Science degree in Accounting from Roger Williams University, a Juris Doctorate degree from the University of West Los Angeles School of Law and a Master of Laws in Taxation from Golden Gate University Law School. Mr. Sock is a member of the California State Bar.

         HARRY L. WILSON was elected a director of the Company in November 2000. From July 2000 until March 2004, Mr. Wilson was a director of Parent. Mr. Wilson was also the Secretary and Chief Financial Officer of Parent from September 2000 until March 2004. Mr. Wilson is currently the managing member of CashReady and the Chief Financial Officer of CardReady. From December 1998 to June 2001, Mr. Wilson was President and a director of Tax Debt Negotiators, Inc., a corporation which provides assistance to persons with state and federal tax debt payment problems. From 1997 to 1998, Mr. Wilson was Secretary and Treasurer of IRS Solutions, which provides assistance to persons with state and federal tax debt problems. From 1994 to 1997, Mr. Wilson was a director of Central Processing for Kaye Kotts, which negotiated the resolution of IRS collection matters. Mr. Wilson holds a Bachelor of Arts degree from the University of California at Santa Barbara and an MBA from Pepperdine University.

         ARLENE ROSENBLATT was elected a director of the Company in November 2000. Mrs. Rosenblatt was a director of Parent from July 2000 until March 2004. In addition, during the past five years, Mrs. Rosenblatt has acted as a consultant to small businesses regarding computer-related problems. Prior to commencing her consulting practice, Mrs. Rosenblatt served for 31 years as a high school teacher in California with certification in business organizations, computers and math. Mrs. Rosenblatt is active with and has served as President of various community organizations which have an emphasis in business management and cost control. Mrs. Rosenblatt holds a Bachelor of Science degree from the University of California at Los Angeles.

         PAMELA BECKER was elected a director of the Company in November 2000. From July 2000 until March 2004, Mrs. Becker was a director of Parent. Since June 2003, Mrs. Becker has been the Senior Escrow Officer and Bulk Sales Specialist at Heritage Escrow. From 1991 to June 2003, Mrs. Becker was the Escrow Officer/Manager of Vera's Escrow and its predecessor, First City Escrow. Prior to 1991, Mrs. Becker owned and operated various businesses including a Burger King franchise and several hotels. Mrs. Becker attended the University of California at Berkeley and Boston University.

         BAKI ARBIA was elected a director of the Company in April 2004. Since 2003, Mr. Arbia has been the managing member of CashReady. Mr. Arbia has also been the Chief Executive Officer of S.I.D.I.Q., Inc., a Canadian corporation with real estate holdings in Montreal, Canada, since September 2000. Since 1998, Mr. Arbia has been a partner in UPS-Algeria, an Algerian corporation which is a service partner of UPS-USA. UPS-Algeria offers the services of the United Parcel Service in Algeria. From 1993 to 2000, Mr. Arbia was President of Los Angeles Commercial Investments, Inc., California licensed business broker. Mr. Arbia holds a Bachelor of Arts degree in Business from the University of Paris (France) and a DEC en Techniques d'ortheses visuelles (Diploma of Special Studies in Optometric Technology) from Edouard Montpetit College (Canada). Mr. Arbia is a member of the Quebec Order of Opticians.

         Subject to prior resignation or removal, the Company's directors serve in that capacity until the next annual meeting of shareholders or until their successors are elected or appointed and duly qualified. Officers are appointed by the Board of Directors and serve in that capacity until resignation or removal. There are no family relationships by blood, marriage or adoption among any directors and/or executive officers of the Company, and there are no arrangements or understandings between any director or executive officer and any other person pursuant to which such director or executive officer was selected for his or her office or position. Within the past five years (i) no petition under the federal Bankruptcy Act or any state insolvency law has been filed by or against any executive officer or director of the Company, and no receiver, fiscal agent or similar officer has been appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the two years before the time of such filing, or any corporation or business association of which any such person was an executive officer at or within the past two years and (ii) no director or executive officer of the Company has been convicted in a criminal proceeding (excluding traffic violations and other minor offenses).

ITEM 9. REMUNERATION OF DIRECTORS AND OFFICERS.

         The following table sets out all compensation paid during the Company's last fiscal year ended December 31, 2003 to (i) each of the Company's officers or directors and (ii) the Company's officers and directors as a group:

NAME OR IDENTITY OF GROUP               TITLE                     COMPENSATION
-------------------------               -----                     ------------

    Arnold F. Sock              President, Secretary,
                                Treasurer and a Director             $ -0-

    Harry L. Wilson                    Director                      $ -0-

    Arlene Rosenblatt                  Director                      $ -0-

    Pamela Becker                      Director                      $ -0-

    Baki Arbia                         Director                      $ -0-

    All officers and directors
    as a group (five persons)                                        $ -0-

         The Company currently has no employment or consulting agreements with any of its officers or directors. The Company does not compensate its directors for their services as such except for the reimbursement of expenses.

ITEM 10. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS.

         The following table sets forth the anticipated ownership of the Company's Common Stock (the Company's only class of voting stock) upon completion of the Share Dividend for (i) each person or entity who owns more than 10% of any class of the Company's securities (including those shares subject to outstanding options), (ii) each person named in the table appearing in "Remuneration of Directors and Officers" and (iii) all officers and directors of the Company as a group:

NAME AND ADDRESS OF OWNER           NUMBER OF SHARES OWNED(1)         PERCENT OF CLASS(2)
-------------------------           -------------------------         -------------------
 Mara Gorodezky (3)                      1,490,000                          14.9%

 Arnold F. Sock (4)                        100,000                             1%

 Harry L. Wilson (4)                         1,170                            (5)

 Arlene Rosenblatt (4)                   1,493,190                          14.9%

 Pamela Becker (4)                       1,485,000                          14.8%

 Baki Arbia (4)                                -0-                           N/A

 All officers and directors              3,079,360                          30.7%
 as a group (five persons)
----------------------

(1) To the Company's knowledge, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock owned by them, subject to community property laws where applicable.

(2)      Based on 10,013,500 shares of Common Stock outstanding.

(3)      Address is 30 Mota Strasse, 10777 Berlin, Germany

(4)      Address is 11242 Playa Court, Culver City, California 90230.

(5)      Less than 1%.

         The Company has no class of non-voting securities presently outstanding. See "Securities Being Offered."

         There are currently no options, warrants and other rights to purchase securities of the Company that are held by (i) any person or entity who owns more than 10% of any class of the Company's securities, (ii) any person named in the table appearing in "Remuneration of Directors and Officers" or (iii) any other officer or director of the Company.

ITEM 11. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS.

         The following is a description of those transactions by the Company or any subsidiary during the last two years or which are presently proposed in which (i) any Company director, officer, promoter or greater than 10% shareholder (or a relative or spouse thereof, or any relative of such spouse) has or is to have a direct or indirect interest and (ii) the amount involved may exceed $50,000.

         Over the past several years, Arnold F. Sock, the Company's President and a director, has made various loans to the Company. As of March 31, 2004, the Company owed Mr. Sock a total of $60,581. A portion of the debt is evidenced by a promissory note. All of the loans accrue interest at an annual rate of 8%. The debt is due and payable in part in March 2005, with the remaining balance being due in March 2007.

         As of March 31, 2004, the Company owed Debt Alliance Services Corporation (a corporation owned by Arnold F. Sock) a total of $43,062. The debt accrues interest at an annual rate of 8%. The debt is due and payable in full in a balloon payment in March 2005.

         As of March 31, 2004, the Company owed Debt Negotiators, Inc. (a corporation owned by Arnold F. Sock) a total of $17,771. The debt accrues interest at an annual rate of 8%. The debt is due and payable in full in a balloon payment in March 2005.

         As of March 31, 2004, the Company owed Brandon Becker (the son of Company director Pamela Becker) a total of $1,868. The debt is evidenced by a promissory note and accrues interest at an annual rate of 8%. The debt is due and payable in full in a balloon payment on March 15, 2005.

         As of March 31, 2004, the Company owed Becker and Becker Investments (owned by the spouse of Pamela Becker) a total of $1,269. The debt is evidenced by a promissory note and accrues interest at an annual rate of 8%. The debt is due and payable in full in a balloon payment on March 15, 2005.

         As of March 31, 2004, the Company owed B.A.A.M.S., Inc. (owned by the spouses of Company directors Pamela Becker and Arlene Rosenblatt) a total of $1,326,035. A portion of the debt is evidenced by a promissory note. All of the debt accrues interest at an annual rate of 8%. The debt is due and payable in part in March 2005, with the remaining balance being due in March 2007.

         As of March 31, 2004, the Company owed Westside Commercial Investments, LLC (owned by the spouses of Pamela Becker and Arlene Rosenblatt) a total of $24,570. A portion of the debt is evidenced by a promissory note. All of the debt accrues interest at an annual rate of 8%. The debt is due and payable in part in March 2005, with the remaining balance being due in March 2007.

         As of March 31, 2004, the Company owed B.M.S. and Associates (owned by the spouse and the son of Pamela Becker and the spouse of Arlene Rosenblatt) total of $96,155. A portion of the debt is evidenced by a promissory note. All of the debt accrues interest at an annual rate of 8%. The debt is due and payable in part in March 2005, with the remaining balance being due in March 2007.

         As of March 31, 2004, the Company owed Sid Rosenblatt (the spouse of Arlene Rosenblatt) a total of $1,701. The debt is evidenced by a promissory note and accrues interest at an annual rate of 8%. The debt is due and payable in full in a balloon payment on March 15, 2005.

         In connection with the Bio-Solutions Transaction, on March 15, 2004, Parent transferred to the Company certain indebtedness due other related parties in an amount totaling $13,795. That transfer was in exchange for the Company's indebtedness to Parent being reduced by an identical amount. At the same time, Parent also transferred $28,310 in accounts payable to the Company in exchange for the Company's indebtedness to Parent being reduced by the same amount.

         In connection with the transfer of certain accounts payable and other indebtedness during the quarter ended March 31, 2004, Parent advanced $180,023 to the Company. That advance is non- interest bearing and is due on demand.

         In February 2004, the Company entered into an Option Assignment Agreement with Parent, CardReady and MBBRAMAR, Inc. ("MBB") pursuant to which the Company was assigned an option to acquire over 96% of the outstanding shares of CardReady from MBB. The option becomes exercisable by the Company when (i) the Share Dividend has been completed and (ii) the Company's Common Stock begins trading publicly through quotations on the OTC Bulletin Board. While it is currently expected that those contingencies will be satisfied by the first quarter of 2005, there can be no assurance as to when the contingencies will be satisfied, if ever. Also, even if the contingencies are satisfied, there are currently no plans for the Company to exercise the option and acquire the shares of CardReady. MBB is owned and controlled the spouse and the son of Pamela Becker and the spouse of Arlene Rosenblatt. The officers and directors of CardReady currently include Harry L. Wilson, Arnold F. Sock and Brandon Becker. Both Mr. Wilson and Mr. Sock are officers and directors of the Company and Mr. Becker is the son of Pamela Becker.

         The Company is owed approximately $100,000 pursuant to the CashReady Loan. The two members of CashReady (Harry L. Wilson and Baki Arbia) are also directors of the Company.

         In January 2004, the Company issued 1,000 shares of its Common Stock to Parent in return for all of the outstanding shares of SSFSM and CRNY.

         As described above, the Company currently uses the offices of CardReady for its executive offices free of charge. See "Item 7. Description of Property."

ITEM 12.          SECURITIES BEING OFFERED.

         The Company's Articles of Incorporation, as amended, authorize the Company to issue up to 25,000,000 shares of Common Stock, par value $0.001 per share, and up to 10,000,000 shares of Preferred Stock, par value $0.001 per share. At the present time, there are 10,013,500 shares of Common Stock issued and outstanding and no shares of Preferred Stock issued or outstanding.

         COMMON STOCK. On all matters submitted to a vote of the shareholders, each holder of Common Stock has the right to one vote for each share held of record. Subject to preferences that may be applicable to any outstanding Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of Preferred Stock. Holders of Common Stock have no preemptive rights and no right to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock, and all outstanding shares of Common Stock are fully paid and nonassessable.

         Nevada law does not require shareholder approval for the issuance of authorized but unissued shares of Common Stock. Such issuances may be for a variety of corporate purposes, including future private and public offerings to raise additional capital or to facilitate corporate acquisitions.

         PREFERRED STOCK. The Company currently has no plans to issue any Preferred Stock. The Company's Board of Directors does, however, have the authority, without action by the shareholders, to issue all or any portion of the authorized but unissued Preferred Stock in one or more series and to determine the voting rights, preferences as to dividends and liquidation, conversion rights, and other rights of such series. The Preferred Stock, if and when issued, may carry rights superior to those of the Common Stock.

         The Company considers it desirable to have Preferred Stock available to provide increased flexibility in structuring possible future financings and in meeting corporate needs which may arise. If opportunities arise that would make it desirable to issue Preferred Stock through either public offerings or private placements, the provision for Preferred Stock in the Company's Articles of Incorporation would avoid the possible delay and expense of a shareholders' meeting, except as may be required by law or regulatory authorities. Issuance of the Preferred Stock could result, however, in a series of securities outstanding that would have certain preferences with respect to dividends and liquidation over the Common Stock which would result in dilution of the income per share and net book value of the Common Stock. Issuance of additional Common Stock pursuant to any conversion right which may be attached to the terms of any series of Preferred Stock may also result in the dilution of the net income per share and the net book value of the Common Stock. The specific terms of any series of Preferred Stock will depend primarily on market conditions, terms of a proposed acquisition or financing, and other factors existing at the time of issuance. Furthermore, it is not possible at this time to determine in what respect a particular series of Preferred Stock will be superior to the Company's Common Stock or any other series of Preferred Stock which the Company may issue. The Board of Directors does not intend to issue any Preferred Stock except on terms which it deems to be in the best interest of the Company and its shareholders.

         APPLICATION OF CALIFORNIA LAW. Under California Corporations Code
Section 2115 ("Section 2115"), a corporation that is not incorporated in California (such as the Company) will still be subject to certain provisions under California corporate law if, among other things, over one-half of its outstanding voting securities are held of record by California residents and it has the requisite level of property holdings, payroll and sales in California. If the requirements are met, the provisions of the California Corporations Code which are applicable include: (i) Section 303 (relating to removal of directors without cause); (ii) Section 304 (relating to removal of directors by court proceedings); (iii) Section 309 (relating to directors' standard of care); (iv)
Section 317 (indemnification of directors, officers and others); (v) Sections 500 through 505, inclusive (relating to limitations on corporate distributions in cash or property); (vi) Section 506 (relating to liability of a shareholder who receives an unlawful distribution; (vii) Section 708, subdivisions (a), (b) and (c) (relating to a shareholder's right to cumulate votes at an election of directors); (viii) Section 710 (relating to supermajority vote requirements);
(ix) Chapter 13, commencing with Section 1300 (relating to dissenters' rights); and (x) Sections 1500 and 1501 (relating to records and reports). Some of the applicable provisions may provide shareholder rights which are greater than those available under Nevada law, while others may provide lesser rights. Because the foregoing is only a summary and is not intended to, and does not, constitute a complete description of shareholders' rights under California law, each person is urged to consult his, her or its own counsel with respect to such rights and how they may differ from the rights available under Nevada law.

         Based on the circumstances known at this time, it appears that the Company may meet the requirements for application of Section 2115 upon completion of the Share Dividend. If such requirements continue to be met on the date that determination of the applicability of Section 2115 is made under California law, it is expected that the Company will become subject to the specified California corporate law provisions commencing on January 1, 2006. Thereafter, such corporate law provisions will continue to apply until the end of the fiscal year in which the Company files a report showing that at least one of the criteria for application of Section 2115 is no longer being met.

         TRANSFER AGENT. The transfer agent and registrar for the Common Stock will be Pacific Stock Transfer Company, located in Las Vegas, Nevada.


                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

         At the present time, there is no public trading market for the Company's securities. At some point after this Registration Statement becomes effective, the Company presently intends to seek to have its securities quoted on the OTC Bulletin Board. Should such quotation forum become available, the prices thereon will represent quotations between dealers, without adjustment for retail mark-up, mark-down or commission, and will not necessarily represent actual transactions.

         The Company has not paid any cash dividends on its Common Stock since its formation and anticipates that, for the foreseeable future, any earnings will be retained for use in its business. Upon completion of the Share Dividend, it is believed that there will be approximately 1,500 shareholders of record of the Company's Common Stock.

ITEM 2. LEGAL PROCEEDINGS.

         The Company is not currently a party to any legal proceedings and, to the knowledge of management, there is no litigation threatened by or against the Company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         None.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

         In January 2004, the Company privately issued 1,000 shares of its Common Stock to Parent in return for all of the outstanding shares of SSFSM and CRNY. Based on the fact that Parent already owned all of the outstanding Common Stock of the Company, the issuance was made pursuant to the registration exemption under Section 4(2) of the Securities Act of 1933.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Under Nevada law, director immunity from liability to a corporation or its shareholders for monetary liabilities applies automatically unless it is specifically limited by the corporation's articles of incorporation (which is not the case with the Company's Articles of Incorporation). Excepted from that immunity are: (i) a willful failure to deal fairly with the corporation or its shareholders in connection with a matter in which the director has a material conflict of interest, (ii) a violation of criminal law (unless the director had reasonable cause to believe that his or her conduct was lawful or no reasonable cause to believe that his or her conduct was unlawful), (iii) a transaction from which the director derived an improper personal profit and (iv) willful misconduct.

         Under certain circumstances, Nevada law provides for indemnification of the Company's officers, directors, employees and agents against liabilities that they may incur in such capacities. In general, any officer, director, employee or agent may be indemnified against expenses, fines, settlements or judgments arising in connection with a legal proceeding to which such person is a party, if that person's actions were in good faith, were believed to be in the Company's best interest, and were not unlawful. Unless such person is successful upon the merits in such action, indemnification may be awarded only after a determination by independent decision of the Board of Directors, by legal counsel, or by a vote of the shareholders, that the applicable standard of conduct was met by the person to be indemnified.

         The circumstances under which indemnification is granted in connection with an action brought on behalf of the Company is generally the same as those set forth above; however, with respect to such actions, indemnification is granted only with respect to expenses actually incurred in connection with the defense or settlement of the action. In such actions, the person to be indemnified must have acted in good faith and in a manner believed to have been in the Company's best interest, and must not have been adjudged liable for negligence or misconduct.

         Indemnification may also be granted pursuant to the terms of agreements or Bylaw provisions that may be entered into or adopted in the future, or pursuant to a vote of shareholders or directors. The statutory provisions also grant the Company the power to purchase and maintain insurance which protects its officers and directors against any liabilities incurred in connection with their services in such positions, and such a policy may be obtained by the Company. The Company anticipates that it will enter into indemnification agreements with its officers and directors.

         The foregoing is only a summary description and is qualified in its entirety by reference to the applicable Nevada statutes. The foregoing may also be affected by the possible application of certain California statutes, as described above in "Securities Being Offered - Application of California Law."


                                    PART F/S

                   SINGLE SOURCE ELECTRONIC TRANSACTIONS INC.
                          INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----

Independent Auditor's Report................................................F-1
Balance Sheets..............................................................F-2
Statements of Operations....................................................F-3
Statement of Stockholders' (Deficit)........................................F-4
Statements of Cash Flows....................................................F-5
Notes to Financial Statements...............................................F-7

                          Independent Auditors' Report
                          ----------------------------

Board of Directors
Single Source Electronic Transactions Inc.
Culver City, California

We have audited the accompanying balance sheet of Single Source Electronic Transactions Inc. (the "Company") as of December 31, 2003 and the related statements of operations, cash flows, and stockholders' (deficit), for the two years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Single Source Electronic Transactions Inc. as of December 31, 2003, and the results of its operations and its cash flows for the two years then ended, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency, which raises substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 8. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Jonathon P. Reuben, C.P.A.

Jonathon P. Reuben, C.P.A.
An Accountancy Corporation
Torrance, California
May 26, 2004


SINGLE SOURCE ELECTRONIC TRANSACTIONS INC.
(A WHOLLY OWNED SUBSIDIARY OF BIO-SOLUTIONS MANUFACTURING, INC.)
BALANCE SHEETS
-------------------------------------------------------------------------------------------------


                                                                      DECEMBER 31,     MARCH 31,
                                                                         2003            2004
                                                                      ------------   ------------
                                                                                     (CONSOLIDATED)
                                                                                      (UNAUDITED)
ASSETS

   CURRENT ASSETS
      Cash                                                            $     2,603    $    17,725
      Loans receivable - related parties                                  216,000        364,000
                                                                      ------------   ------------

         TOTAL CURRENT ASSETS                                             218,603        381,725
                                                                      ------------   ------------

   PROPERTY AND EQUIPMENT
      Furniture                                                               992            992
      Office equipment                                                     12,656         12,656
                                                                      ------------   ------------
                                                                           13,648         13,648
      Accumulated depreciation                                             (8,026)        (8,709)
                                                                      ------------   ------------
                                                                            5,622          4,939
                                                                      ------------   ------------

         TOTAL ASSETS                                                 $   224,225    $   386,664
                                                                      ============   ============


LIABILITIES AND STOCKHOLDERS' (DEFICIT)

   CURRENT LIABILITIES
      Accounts payable                                                $    47,808    $    66,099
      Income tax payable                                                      800            800
      Current portion of long-term debt due to related parties            207,700        419,309
                                                                      ------------   ------------

         TOTAL CURRENT LIABILITIES                                        256,308        486,208

   Long-term debt due to related parties                                1,347,884      1,323,671
                                                                      ------------   ------------

         TOTAL LIABILITIES                                              1,604,192      1,809,879
                                                                      ------------   ------------

   STOCKHOLDERS' (DEFICIT)
      Common stock, par value $.001, authorized 25,000,000 shares,
         issued and outstanding 10,012,500 at December 31, 2003 and        10,013         10,014
         10,013,500 at March 31, 2004
      Paid-in capital                                                     411,118        411,568
      Retained (Deficit)                                               (1,801,098)    (1,844,797)
                                                                      ------------   ------------

         TOTAL STOCKHOLDERS' (DEFICIT)                                 (1,379,967)    (1,423,215)
                                                                      ------------   ------------

         TOTAL LIABILITIES AND STOCKHOLDERS' (DEFICIT)                $   224,225    $   386,664
                                                                      ============   ============


See accompanying notes.

                                               F-2

SINGLE SOURCE ELECTRONIC TRANSACTIONS INC.
(A WHOLLY OWNED SUBSIDIARY OF BIO-SOLUTIONS MANUFACTURING, INC.)
STATEMENTS OF OPERATIONS
-------------------------------------------------------------------------------------------------------------------
                                                           FOR THE YEAR ENDED         FOR THE THREE MONTHS ENDED
                                                               DECEMBER 31,                     MARCH 31,
                                                      -----------------------------   -----------------------------
                                                          2002            2003            2003            2004
                                                      -------------   -------------   -------------   -------------
                                                                                       (UNAUDITED)    (CONSOLIDATED)
                                                                                                       (UNAUDITED)
RESIDUAL INCOME                                       $      3,052    $     18,586    $      3,499    $      6,622

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES              (40,451)        (69,535)         (1,769)        (19,866)
                                                      -------------   -------------   -------------   -------------


  NET INCOME (LOSS) FROM OPERATIONS                        (37,399)        (50,949)          1,730         (13,244)
                                                      -------------   -------------   -------------   -------------

OTHER INCOME (EXPENSE)

  Interest expense                                        (184,343)       (114,304)        (27,825)        (30,455)
                                                      -------------   -------------   -------------   -------------

  NET LOSS BEFORE INCOME TAXES                            (221,742)       (165,253)        (26,095)        (43,699)

      Provision for income tax                                 800             800              --              --
                                                      -------------   -------------   -------------   -------------


                NET LOSS                              $   (222,542)   $   (166,053)   $    (26,095)   $    (43,699)
                                                      =============   =============   =============   =============


                Basic Loss Per Share                  $      (0.02)   $      (0.02)   $      (0.00)   $      (0.04)
                                                      =============   =============   =============   =============


                Weighted average shares outstanding     10,012,500      10,012,500      10,012,500       1,013,335
                                                      =============   =============   =============   =============


See accompanying notes.

                                                        F-3

SINGLE SOURCE ELECTRONIC TRANSACTIONS INC.
(A WHOLLY OWNED SUBSIDIARY OF BIO-SOLUTIONS MANUFACTURING, INC.)
STATEMENT OF STOCKHOLDERS' (DEFICIT)
------------------------------------------------------------------------------------------------------------------------------

                                                                               COMMON STOCK         ADDITIONAL
                                                                        --------------------------    PAID-IN      RETAINED
                                                                          SHARES         AMOUNT       CAPITAL       DEFICIT
                                                                        ------------  ------------  ------------  ------------
       BALANCE - DECEMBER 31, 2001                                       10,012,500   $    10,013   $   163,618   $(1,412,503)

Contributed office rent                                                          --            --         1,200            --
Net loss for the year ended December 31, 2002                                    --            --            --      (222,542)
                                                                        ------------  ------------  ------------  ------------

       BALANCE - DECEMBER 31, 2002                                       10,012,500        10,013       164,818    (1,635,045)

Contributed office rent                                                          --            --         1,800            --
Assignment of receivables of related party                                                              244,500
Net loss for the year ended December 31, 2003                                    --            --            --      (166,053)
                                                                        ------------  ------------  ------------  ------------

       BALANCE - DECEMBER 31, 2003                                       10,012,500        10,013       411,118    (1,801,098)

Issuance of common stock to Parent in exchange for outstanding shares
  in SSFS Merchant Services, Inc. and CardReady of New York, Inc.             1,000             1            --            --
Contributed office rent                                                          --            --           450            --
Net loss for the three months ended March 31, 2004 (Unaudited)                   --            --            --       (43,699)
                                                                        ------------  ------------  ------------  ------------

       BALANCE - MARCH 31, 2004 (UNAUDITED)                              10,013,500   $    10,014   $   411,568   $(1,844,797)
                                                                        ============  ============  ============  ============



See accompanying notes.

                                                              F-4


SINGLE SOURCE ELECTRONIC TRANSACTIONS INC.
(A WHOLLY OWNED SUBSIDIARY OF BIO-SOLUTIONS MANUFACTURING, INC.)
STATEMENTS OF CASH FLOWS
----------------------------------------------------------------------------------------------------------------
                                                                  FOR THE YEAR ENDED    FOR THE THREE MONTHS ENDED
                                                                     DECEMBER 31,               MARCH 31,
                                                               -----------------------   -----------------------
                                                                 2002          2003         2003         2004
                                                               ----------   ----------   ----------   ----------
                                                                                         (UNAUDITED) (CONSOLIDATED)
                                                                                                      (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
   Net loss                                                    $(222,542)   $(166,053)   $ (26,095)   $ (43,699)
   Adjustments to reconcile net loss to net cash used in
     operating activities:
        Depreciation                                               2,841        2,729          682          682
        Contributed rent                                           1,200        1,800          450          450
        Bad debt                                                      --       30,696           --           --
        Interest income                                           (1,990)                     (529)          --
        Increase (Decrease) in Liabilities
          (Decrease) in bank overdraft                            (1,625)          --           --           --
          Increase (decrease) in accounts payable                 57,027       (5,438)      (5,361)     (17,386)
          Increase in income tax payable                              --          800           --           --
          Increase in accrued interest payable                   121,959      114,299       27,825       30,198
                                                               ----------   ----------   ----------   ----------

        NET CASH USED IN OPERATING ACTIVITIES                    (43,130)     (21,167)      (3,028)     (29,755)
                                                               ----------   ----------   ----------   ----------

CASH FLOWS FROM INVESTING ACTIVITIES
   Repayments from CardReady International, Inc.                  12,000           --        5,000        2,000
   Advance to CashReady LLC                                           --           --           --     (150,000)
                                                               ----------   ----------   ----------   ----------

        NET CASH PROVIDED BY (USED) IN INVESTING ACTIVITIES       12,000           --        5,000     (148,000)
                                                               ----------   ----------   ----------   ----------

CASH FLOWS FROM FINANCING ACTIVITIES
   Advances from related parties                                  42,100       25,000           --      192,877
   Repayments on related party loans                             (10,100)      (2,100)      (2,000)          --
                                                               ----------   ----------   ----------   ----------

        NET CASH PROVIDED BY (USED) IN FINANCING ACTIVITIES       32,000       22,900       (2,000)     192,877
                                                               ----------   ----------   ----------   ----------

        NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS         870        1,733          (28)      15,122

        BEGINNING BALANCE - CASH AND CASH EQUIVALENTS                 --          870          870        2,603
                                                               ----------   ----------   ----------   ----------

        ENDING BALANCE - CASH AND CASH EQUIVALENTS             $     870    $   2,603    $     842    $  17,725
                                                               ==========   ==========   ==========   ==========


See accompanying notes.

                                                     F-5


SINGLE SOURCE ELECTRONIC TRANSACTIONS INC.
(A WHOLLY OWNED SUBSIDIARY OF BIO-SOLUTIONS MANUFACTURING, INC.)
STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------------------
SUPPLEMENTAL INFORMATION:
                                      FOR THE YEAR ENDED        FOR THE THREE MONTHS ENDED
                                         DECEMBER 31,                    MARCH 31,
                                ----------------------------    ----------------------------
                                    2002           2003             2003           2004
                                -------------  -------------    -------------  -------------
                                                                 (UNAUDITED)     (UNAUDITED)
Interest Expense                $        533   $          5     $         --   $        257
                                =============  =============    =============  =============

Income Taxes                    $        800   $         --     $         --   $         --
                                =============  =============    =============  =============


NON-CASH INVESTING AND FINANCING ACTIVITY:

         During the year ended December 31, 2003 the Company assumed an assignment of receivables from a related party and recorded $244,500 to additional paid in capital.


NON-CASH INVESTING AND FINANCING ACTIVITY - (UNAUDITED):

         During the three-months ended March 31, 2004, Bio-Solutions Manufacturing, Inc. ("BSM), the Company's parent, transferred to the Company debt due officers and other related parties amounting to $27,638 and trade payables amounting to$28,301. The amount transferred totaling $55,939 was credited against amounts due BSM.

         On January 15, 2004 the Company issued 1,000 shares of its common stock to BSM in exchange for receiving 100% of the outstanding stock in CardReady of New York, Inc. and SSFS Merchant Services Inc. Both of these companies are in the development stage with no significant activity since their inception. As of the date of transfer, neither company had any assets.

SINGLE SOURCE ELECTRONIC TRANSACTIONS INC.
(A WHOLLY OWNED SUBSIDIARY OF BIO-SOLUTIONS MANUFACTURING, INC.)
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 1 - ORGANIZATION

         The accompanying financial statements reflect the accounts of Single Source Electronic Transactions Inc., a wholly owned subsidiary of Bio-Solutions Manufacturing, Inc. formerly Single Source Financial Services Corporation ("BSM").

         Single Source Electronic Transactions Inc. (the "Company" or "SSET") was incorporated in Nevada on January 5, 1998 and commenced operations in California in January 2000. The Company is an inactive independent sales organization, which offered merchants access to electronic processing of credit and debit cards.

         In August 2001, a dispute arose with a former owner of SSET and under the terms of the settlement with him, he received the historical residual stream generated on all sales made prior to July 31, 2001.

         The Company's financial statements are prepared using the accrual method of accounting in accordance with generally accepted accounting principles accepted in the United States and have been prepared on a going concern basis which contemplates the realization of assets and the settlement of liabilities in the normal course of business.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         PROPERTY AND EQUIPMENT
         ----------------------

         Property and equipment are stated at cost. Major renewals and improvements are charged to the asset accounts while replacements, maintenance and repairs, which do not improve or extend the lives of the respective assets, are expensed. At the time property and equipment are retired or otherwise disposed of, the asset and related accumulated depreciation accounts are relieved of the applicable amounts. Gains or losses from retirements or sales are credited, or charged to, income.

         The Company depreciates its property and equipment as follows:

            Financial statement reporting - straight-line method as follows:

                  Furniture and fixtures                    5 years
                  Computer equipment                        5 years
                  Telephone equipment                       5 years

SINGLE SOURCE ELECTRONIC TRANSACTIONS INC.
(A WHOLLY OWNED SUBSIDIARY OF BIO-SOLUTIONS MANUFACTURING, INC.)
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

         LONG-LIVED ASSETS
         -----------------

         In August 2001, Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," was issued establishing new rules and clarifying the implementation issues of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, "by allowing a probability-weighted cash flow estimation approach to measure the impairment loss of a long-lived asset. The statement also established new standards for accounting for discontinued operations. Transactions that qualify for reporting in discontinued operations include the disposal of a component of an entity's operations that comprises operations and cash flow that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity. The Company has adopted this standard and its adoption had no significant effect on the Company's financial statements.

         NET LOSS PER SHARE
         ------------------

         The Company adopted the provisions of SFAS No. 128, "Earnings Per Share" ("EPS") that established standards for the computation, presentation and disclosure of earnings per share, replacing the presentation of Primary EPS with a presentation of basic and diluted EPS. For 2001, 2002 and 2003, common stock equivalents are anti-dilutive and, accordingly, basic and diluted earnings per share are the same

         CASH AND CASH EQUIVALENTS
         -------------------------

         For purposes of the statement of cash flows, the Company considers cash and cash equivalents to include all stable, highly liquid investments with maturities of three months or less.

         ACCOUNTING ESTIMATES
         --------------------

         Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

         INCOME TAXES
         ------------

         The Company accounts for its income taxes under the provisions of SFAS No. 109. The method of accounting for income taxes under SFAS No. 109 is an asset and liability method. The asset and liability method requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between tax bases and financial reporting bases of other assets and liabilities.

SINGLE SOURCE ELECTRONIC TRANSACTIONS INC.
(A WHOLLY OWNED SUBSIDIARY OF BIO-SOLUTIONS MANUFACTURING, INC.)
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

         FAIR VALUE OF FINANCIAL INSTRUMENTS
         -----------------------------------

         Pursuant to SFAS No. 107, "Disclosures About Fair Value of Financial Instruments", the Company is required to estimate the fair value of all financial instruments included on its balance sheet as of December 31, 2003. The Company considers the carrying value of such amounts in the financial statements to approximate their face value.

         REVENUE RECOGNITION
         -------------------

         The Company had a small number of sales after July 31, 2001, which continues to generate residual income that is recognized in income when received.

         CONCENTRATION OF CREDIT RISK
         ----------------------------

         Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of loans receivable from a related party as the only major asset of the Company. As of December 31, 2003, loans receivable from a related party if not collected could represent a credit risk to the Company.

         RECENT ACCOUNTING PRONOUNCEMENTS
         --------------------------------

         In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46, "Consolidation of Variable Interest Entities" (an interpretation of Accounting Research Bulletin (ARB) No. 51, "Consolidated Financial Statements"). Interpretation 46 addresses consolidation by business enterprises of entities to which the usual condition of consolidation described in ARB-51 does not apply. Interpretation 46 changes the criteria by which one company includes another entity in its consolidated financial statements. The general requirement to consolidate under ARB-51 is based on the presumption that an enterprise's financial statements should include all of the entities in which it has a controlling financial interest (i.e., majority voting interest). Interpretation 46 requires a variable interest entity to be consolidated by a company that does not have a majority voting interest, but nevertheless, is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. A company that consolidates a variable interest entity is called the primary beneficiary of that entity. In December 2003 the FASB concluded to revise certain elements of Interpretation 46, primarily to clarify the required accounting for interests in variable interest entities. Interpretation 46R replaces Interpretation 46, that was issued in January 2003. Interpretation 46R exempts certain entities from its requirements and provides for special effective dates for entities that have fully or partially applied Interpretation 46 as of December 24, 2003. In certain situations, entities have the option of applying or continuing to apply Interpretation 46 for a short period of time before applying Interpretation 46R. In general, for all entities that were previously considered special purpose entities, Interpretation 46 should be applied in periods ending after December 15, 2003. Otherwise, Interpretation 46 is to be applied for registrants who file under Regulation SX in periods ending after March 15, 2004, and for registrants who file under Regulation SB, in periods ending after December 15, 2004. The Company does not expect the adoption to have a material impact on the Company's financial position or results of operations.

SINGLE SOURCE ELECTRONIC TRANSACTIONS INC.
(A WHOLLY OWNED SUBSIDIARY OF BIO-SOLUTIONS MANUFACTURING, INC.)
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

         In December 2003, the FASB issued a revised SFAS No. 132, "Employers' Disclosures about Pensions and Other Post Retirement Benefits" which replaces the previously issued Statement. The revised Statement increases the existing disclosures for defined benefit pension plans and other defined benefit post- retirement plans. However, it does not change the measurement or recognition of those plans as required under SFAS No. 87, "Employers' Accounting for Pensions," SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits," and SFAS No. 106, "Employers Accounting for Post Retirement Benefits Other Than Pensions." Specifically, the revised Statement requires companies to provide additional disclosures about pension plan assets, benefit obligations, cash flows, and benefit costs of defined benefit pension plans and other defined benefit post-retirement plans. Also, companies are required to provide a breakdown of plan assets by category, such as debt, equity and real estate, and to provide certain expected rates of return and target allocation percentages for those asset categories. The Company has implemented this pronouncement and has concluded that the adoption has no material impact to the financial statements.

         During April 2003, the FASB issued SFAS No. 149 - "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," effective for contracts entered into or modified after June 30, 2003, except as stated below and for hedging relationships designated after June 30, 2003. In addition, except as stated below, all provisions of SFAS No. 149 should be applied prospectively. The provisions of SFAS No. 149 that relate to Statement 133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. In addition, paragraphs 7(a) and 23(a), which relate to forward purchases or sales of when issued securities or other securities that do not yet exist, should be applied to both existing contracts and new contracts entered into after June 30, 2003. The Company has implemented this pronouncement and has concluded that the adoption has no material impact to the financial statements.

SINGLE SOURCE ELECTRONIC TRANSACTIONS INC.
(A WHOLLY OWNED SUBSIDIARY OF BIO-SOLUTIONS MANUFACTURING, INC.)
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

         During May 2003, the FASB issued SFAS No. 150 - "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective for public entities at the beginning of the first interim period beginning after June 15, 2003. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a freestanding financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. Some of the provisions of this SFAS No. 150 are consistent with the current definition of liabilities in FASB Concepts Statement No. 6, "Elements of Financial Statements." The Company has implemented this pronouncement and has concluded that the adoption has no material impact to the financial statements.

NOTE 3 - LOANS RECEIVABLE - RELATED PARTY

         For the year ended December 31, 2003, the Company was assigned a receivable of $244,500 that was due from CardReady International, Inc. ("CardReady") to BSM. The balance as of December 31, 2003 was $216,000. These loans are non-interest bearing and due on demand.

NOTE 4 - PROPERTY AND EQUIPMENT

         Depreciation charged to operations for the years ended December 31, 2003 and 2002 amounted to $2,729 and $2,841, respectively.

NOTE 5 -   PAYABLE ON CUSTOMER LEASE CHARGEBACKS

         Pursuant to agreements with two leasing companies, the Company was obligated to assume the cost of leases entered into by its customers who subsequently defaulted under the terms of their respective leases. The remaining balance at December 31, 2003 totaled $36,789 and is payable in monthly installments without interest through December 2005 as follows:

                  December 31, 2004          $   21,443
                  December 31, 2005              18,036
                                             ----------
                                             $   39,479
                                             ==========

SINGLE SOURCE ELECTRONIC TRANSACTIONS INC.
(A WHOLLY OWNED SUBSIDIARY OF BIO-SOLUTIONS MANUFACTURING, INC.)
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 6 - RELATED PARTY TRANSACTIONS

     a) The Company has loans due to B.A.A.M.S., Inc. A portion of the loans is evidenced by a promissory note and all the loans are assessed interest at an annual rate of 8%. The balance of the loans as of December 31, 2003, amounted to $1,293,546. On March 29, 2004, the maturity dates of all amounts due B.A.A.M.S., Inc. as of December 31, 2003, including accrued interest were extended until March 31, 2007.

         Interest charged to operations for the years ended December 31, 2002 and 2003 amounted to $105,773 and $98,410, respectively.

     b) The Company has loans due to its President. A portion of the loans is evidenced by a promissory note and all the loans are assessed interest at an annual rate of 8%. The balance at December 31, 2003, amounted to $44,620. On March 29, 2004, the maturity dates of all amounts due Mr. Sock as of December 31, 2003, including accrued interest were extended until March 31, 2007.

         Accrued interest of $3,644 and $3,391 were charged to operations for the years ended December 31, 2002 and 2003, respectively.

     c) The Company has loans from four entities controlled by related parties of the Company. The amounts advanced are evidenced in part by various promissory notes and all of these loans are assessed interest at an annual rate of 8%. The balance of these loans including accrued interest as of December 31, 2003 amounted to $164,427.

         Accrued interest of $12,544 and $12,503, were charged to operations for the years ended December 31, 2002 and 2003 respectively.

     d) The Company has loans from its parent, BSM. The balance as of December 31, 2003 was $52,991. These loans are non-interest bearing and due on demand.

         A schedule of maturities of long term indebtedness due related parties is as follows:

               December 31, 2004            $   207,700
               December 31, 2005                  9,717
               December 31, 2006              1,338,167
                                            -----------
                                            $ 1,555,584
                                            ===========

     e) The Company operates from the offices of Card Ready without charge. For financial reporting purposes $1,800 and $1,200, which represented the estimated fair market value of office rent, was charged to operations for the years ended December 31, 2003 and 2002, respectively.

SINGLE SOURCE ELECTRONIC TRANSACTIONS INC.
(A WHOLLY OWNED SUBSIDIARY OF BIO-SOLUTIONS MANUFACTURING, INC.)
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 7 - INCOME TAXES

         INCOME TAX EXPENSE

         The provision for income tax expense for the years ended December 31, 2003 and 2002 are as follows:

                                                             2003        2002
                                                          ----------  ----------
            Current
               Federal                                    $      --   $      --
               State                                            800         800
                                                          ----------  ----------
                  Total Income Tax Expense                $     800   $     800
                                                          ==========  ==========

         DEFERRED TAXES

         Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of the assets and liabilities to which they relate. At December 31, 2003 the components of deferred tax assets are as follows:

              Net operating loss carryforward             $    436,774
              Less valuation allowance                        (436,774)
                                                          -------------
              Net deferred tax assets                     $         --
                                                          =============

         VALUATION ALLOWANCE

         In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. Management considers the scheduled reversal of deferred taxes, projected future taxable income and tax planning strategies in making this assessment.

         A reconciliation of the valuation allowance is as follows:

              Balance, at January 1, 2003                 $     368,114
              Addition for the period                            68,660
                                                          -------------
              Balance, at December 31, 2003               $     436,774
                                                          =============

SINGLE SOURCE ELECTRONIC TRANSACTIONS INC.
(A WHOLLY OWNED SUBSIDIARY OF BIO-SOLUTIONS MANUFACTURING, INC.)
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

         NET OPERATING LOSS CARRYFORWARD

         The Company has available at December 31, 2003 $3,589,024 of unused operating loss carryforwards that may be applied against future taxable income which expire in various years throughout 2023.


NOTE 8 - MANAGEMENT'S DISCUSSION ON FUTURE OPERATIONS

         Since its inception, the Company has had recurring losses totaling $1,801,098. Substantially all of the losses have been funded by shareholders and officer loans. During 2002, the Company stopped its business relating to the sales and leasing of electronic processing equipment to merchants, from which the majority of the Company's losses relate, thereby significantly reducing the Company's overhead. Management and related parties advanced funds to the Company and the Company also plans to seek new capital through stock and debt offerings.

NOTE 9 - SUBSEQUENT EVENTS

         On March 2004, the Company's parent, BSM entered into a reverse acquisition of a company also named Bio-Solutions Manufacturing, Inc. Through this transaction various transfers were made from BSM to the Company relating to indebtedness due related parties and payables due others (See Note 10 - Related Party Transactions).

         In February 2004, SSET was assigned an option to purchase CardReady by BSM as part of a restructuring of BSM. As part of the transfer arrangement (assignment) BSM assigned its rights and obligations under the option to SSET with certain changes that modified the option's original terms and changed its status. The modifications included the cancellation of the previous exercise of the option along with the change of the right of exercise of the option (giving it to MBBRAMAR, Inc. ("MBB") the owner of a controlling interest in CardReady). MBB is a related party of SSET.

SINGLE SOURCE ELECTRONIC TRANSACTIONS INC.
(A WHOLLY OWNED SUBSIDIARY OF BIO-SOLUTIONS MANUFACTURING, INC.)
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 10 - UNAUDITED FINANCIAL STATEMENTS

         PRESENTATION
         ------------

         The accompanying unaudited financial statements are presented in accordance with the requirements for Form 10-SB and Article 10 of Regulation S-X and Regulation S-B. Accordingly, they do not include all the disclosures normally required by generally accepted accounting principles.

         The information furnished reflects all adjustments (all of which were of a normal recurring nature), which, in the opinion of management, are necessary to fairly present the financial position, results of operations, and cash flows on a consistent basis. Operating results for the three-months ended March 31, 2003 and 2004, are not necessarily indicative of the results that may be expected for the year.

         ORGANIZATION
         ------------

         The Company's unaudited financial statements for the three-months ended March 31, 2003 and March 31, 2004 are included.

         The Company's financial statements for the three-months ended March 31, 2004 include the accounts of the Company and its wholly owned subsidiaries, CardReady of New York, Inc. and SSFS Merchant Services, Inc. In January 2004, the Company issued 1,000 shares of its common stock to BSM in exchange for receiving all of the outstanding shares of these two entities. CardReady of New York and SSFS Merchant Services never commenced principal operations and neither have any assets or liabilities as of the date of the Company's acquisition of them.

         LOANS RECEIVABLE - RELATED PARTY
         --------------------------------

         For the three-months ended March 31, 2004, the Company received $2,000 from CardReady. The balance as of March 31, 2004 was $214,000. These loans are non-interest bearing and due on demand.

         PROPERTY AND EQUIPMENT
         ----------------------

         Depreciation charged to operations for the three-months ended March 31, 2003 and 2004, amounted to $682 and $682, respectively.

         RELATED PARTY TRANSACTIONS

         a) On March 15, 2004, B.A.A.M.S. advanced the Company $6,591. The Company's balance of the various loans and accrued interest due B.A.A.M.S., Inc. as of March 31, 2004 amounted to $1,326,035. A portion of the loans is evidenced by a promissory note and all of the loans are assessed interest at an annual rate of 8%. The loans and related accrued interest mature at various times through March 31, 2007.

SINGLE SOURCE ELECTRONIC TRANSACTIONS INC.
(A WHOLLY OWNED SUBSIDIARY OF BIO-SOLUTIONS MANUFACTURING, INC.)
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

         b) On March 15, 2004, Mr. Arnold Sock, the Company's President advanced the Company $1,441. Also on March 15, 2004, SSFSC transferred its remaining indebtedness due Mr. Sock totaling $13,843 to the Company in exchange for the Company's indebtedness to BSM being reduced by the same amount transferred. The balance due Mr. Sock as of March 31, 2004 by the Company included the amounts advanced and transferred totaled $60,851. The loans and related accrued interest mature at various times through March 31, 2007.

         c) On March 15, 2004, the Company received additional advances from related parties amounting to $4,822. These loans are unsecured and bear interest at an annual rate of 8% and are due in March 2005.

             Also in connection with BSM's reverse acquisition of a company also called Bio-Solutions Manufacturing, Inc. on March 15, 2004, BSM transferred its remaining indebtedness due other related parties to the Company totaling $13,795 in exchange for the Company's indebtedness to BSM being reduced by the same amount transferred.

         d) During the quarter ended March 31, 2004, BSM advanced the Company $180,023. These loans are non-interest bearing and due on demand. Further, in connection with BSM reverse acquisition of a company also called Bio-Solutions Manufacturing, Inc., BSM transferred certain payables to the Company amounting to $28,301 in exchange for the Company's indebtedness to BSM being reduced by the same amount transferred.

             Interest charged to operations for the three-months ended March 31, 2003 and 2004 totaled $27,845 and $30,455, respectively.

             A schedule of maturities of long term indebtedness due related parties is as follows:

                   March 31, 2005            $   419,309
                   March 31, 2006                  8,824
                   March 31, 2007              1,314,847
                                             -----------
                                             $ 1,742,980
                                             ===========

         e) The Company operates from the offices of Card Ready without charge. For financial reporting purposes $450 and $450, which represented the estimated fair market value of office rent, was charged to operations for the three-months ended March 31, 2003 and 2004, respectively.

         PREFERRED STOCK
         ---------------

         In 2004, the Company's Board of Directors approved the creation of a class of preferred stock with 10,000,000 shares authorized with a par value of $0.001. No preferred shares have been issued as of May 26, 2004. The Articles authorize the preferred stock's terms to be designated by the Board of Directors without the need for shareholder approval.

                                    PART III

ITEMS 1 AND 2. INDEX TO EXHIBITS AND DESCRIPTION OF EXHIBITS.

         The following exhibits are included as part of this Registration
Statement:

EXHIBIT NO.                 DESCRIPTION
-----------                 -----------

2.1               Articles of Incorporation.

2.2               Certificate of Amendment to the Articles of Incorporation.

2.3               Bylaws.

6.1 Form of Indemnification Agreement between the Company and its officers and directors.

6.2               Promissory Note to Brandon Becker for $1,862.26 dated March
                  15, 2004.

6.3 Promissory Note to Becker & Becker Investments for $1,264.90 dated March 15, 2004.

6.4               Promissory Note to Arnold F. Sock for $27,404.94 dated March
                  15, 2004.

6.5               Promissory Note to B.A.A.M.S., Inc. for $95,803.06 dated March
                  15, 2004.

6.6               Promissory Note to B.M.S. and Associates for $44,986.07 dated
                  March 15, 2004.

6.7               Promissory Note to Sid Rosenblatt for $1,694.67 dated March
                  15, 2004.

6.8 Promissory Note to Westside Commercial Investments, LLC for $12,484.10 dated March 15, 2004.

6.9 Distribution Agreement between the Company and Single Source Financial Services Corporation dated October 27, 2003.

6.10 Option Assignment Agreement between the Company, Single Source Financial Services Corporation, CardReady International, Inc. and MBBRAMAR, Inc. dated February 12, 2004.

12                Consent of Independent Auditors.

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      Single Source Electronic Transactions Inc.

Dated: August 19, 2004                By: /s/ Arnold F. Sock
                                          --------------------------------------
                                          Arnold F. Sock, President